UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For June 19, 2024

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, Twenty sixth Floor

(1107), Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, June 19, 2024.

E-NOTA-20240619-55423

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Mercado Abierto Electrónico S.A. (Open Electronic Market)

Re: Material Fact. Private initiative. “Increase of Natural Gas Transportation Capacity, in the Tratayén-Litoral Argentino route”.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“tgs”), to report that on this date, by means of Note no. E 20240618-55418, tgs submitted to the Argentine Ministry of Economy an investment proposal as a Private Initiative.

The purpose of the Private Initiative is to make available significant incremental volumes of natural gas in the short term (winter 2026), in the northeast area of Argentina that will allow to substitute, every winter, natural gas and liquid fuel imports, which will lead to important benefits in the trade balance in Argentina for over USD 700 MM/year and, in terms of tax savings, of USD 500 MM/year. All of this shall be possible due to imports substitution, through the utilisation of current transportation infrastructure which will allow to streamline associated investment in order to get the lowest possible cost for the end user and large savings for the National State.

If the Private Initiative is accepted by the Argentine Ministry of Economy, it shall have to be deemed in the Public Interest and a Tendering Procedure shall have to be carried out, in which both tgs and any other third party shall be entitled to submit a bid pursuant to the parameters included by the Argentine Ministry of Economy (or the body designated by it to such effect) in said Tendering Procedure.

Furthermore, it is important to point out that, since tgs submitted the Private Initiative project, it shall have pre-emptive right in the Tendering Procedure in the event of parity in award conditions.

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: June 6, 2024.